                                                                             July 31,  2023

U.S. Securities & Exchange Commission

3 World Financial Center

New York, NY  10281

Attn:  Lauren Hamilton

Re:  Bertolet Capital Trust (Registrant)

Dear Ms. Hamilton,

This letter is in response to comments provided by you to me on July 5, 2023 regarding Registrant’s 2022  Annual Report to shareholders.

Comment: Please confirm compliance with Rule 2a-5 of 1940 Act- Fair Value Determination.

Please explain if the board has chosen a valuation designee to determine fair values relating to any or all fund investments who shall carry out all functions required by the Rule.

Response:

The Fund is in compliance with Rule 2a-5.  The board did not name a valuation designee.

The Fund continues to adhere to long standing valuation policies & procedures to address potential fair value situations which are rare given the nature of the portfolio.

Registrant acknowledges that:

1.

Registrant is responsible for adequacy & accuracy of  filings reviewed by the staff; and

2.

Changes to disclosure in response to staff comments does not foreclose the Commission from taking any action with respect to the filing; and

3.

Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under United States federal securities laws.

If you have any questions or comments, please call me at 212-605-7100. Thank you.

                                                                           Sincerely,

                                                               /s/       John E.  Deysher